UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated March 16, 2009, reporting financial results for the fourth quarter and the year ended December 31, 2008.

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND THE YEAR ENDED DECEMBER 31, 2008

ATHENS, GREECE, March 16, 2009 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, today announced its operating results for the fourth quarter and the year ended December 31, 2008.

Financial Highlights:

Fourth Quarter 2008

•

Net income was $50.2 million for the fourth quarter of 2008 compared to net income of $1.6 million for the fourth quarter of 2007.

•

Voyage and time charter revenues were $72.8 million for the fourth quarter of 2008.  This figure includes revenues of $28.7 million attributable to the amortization of the fair value of below/above market acquired time charters.

•

Earnings per share, basic and diluted for the fourth quarter of 2008 were $0.89 based on a weighted average of 56,278,511 shares outstanding, basic and diluted in the fourth quarter of 2008.

•

Earnings per share, basic and diluted for the fourth quarter of 2008 were $0.41, excluding amortization of fair value of below/above market acquired time charters of $28.7 million and the expenses of $1.3 million relating to the amortization of stock based compensation

•

EBITDA for the fourth quarter of 2008 was $ 70.3 million.  Adjusted EBITDA for the same period excluding all the above point items was $42.9 million.

Year ended December 31, 2008

•

Net income was $133.7 million for the year ended December 31, 2008 compared to net income of $3.4 million for the year ended December 31, 2007.

•

Voyage and time charter revenues were $238.9 million for the year ended December 31, 2008.  This figure includes revenues of $80.5 million attributable to the amortization of the fair value of below/above market acquired time charters.

•

Earnings per share, basic and diluted for the year ended December 31, 2008 were $2.55 and $2.46, respectively, based on a weighted average of 52,477,947 shares outstanding, basic and on a weighted average of 54,280,472 shares outstanding, diluted for the year ended December 31, 2008.

•

Earnings per share, basic and diluted for the year ended December 31, 2008 were $1.16 and $1.12, respectively, excluding amortization of fair value of below/above market acquired time charters of $80.5 million, expenses of $4.0 million relating to the amortization of stock based compensation and impairment loss of $3.6 million, in connection with the sale of the vessel Star Iota.

•

EBITDA for the year ended December 31, 2008 was $193.8 million.  Adjusted EBITDA for the same period excluding all the above point items was $120.9 million.

We commenced operations on December 3, 2007.  Included in this earnings release are our unaudited consolidated condensed income statements for the three and twelve month periods ended December 31, 2007 and 2008, unaudited condensed balance sheets as at December 31, 2007 and  2008 and unaudited consolidated condensed cash flow statements for the twelve month periods ended December 31, 2007 and 2008.  During the period from the Company’s inception (May 13, 2005) to the date it commenced operations (December 3, 2007), the Company was a development stage enterprise.

The unaudited consolidated condensed income statements, balance sheets, and cash flow statements presented herein include the accounts of Star Bulk Carriers Corp. and its wholly owned subsidiaries and of its predecessor Star Maritime Acquisition Corp. (“Star Maritime”).

Akis Tsirigakis, President and CEO of Star Bulk commented:

“We are pleased to report strong results for the first full year of our operations, which were accomplished despite the fact that since the last quarter of 2008 we have been operating in an environment of unprecedented volatility.

Since our inception as an operating company we formulated and executed a clear and focused strategy, adapting it to the changing market conditions without, however, compromising its basic principles. These principles are to seek visible cash flows through the employment of our vessels predominantly under time charters, to minimize the risk of our charter portfolio through diversification in counterparties and maturities, to follow prudent fleet expansion and to make conservative use of debt.

During the first year of our operations, Star Bulk’s fleet expanded by 50% in number of vessels and 62% in terms of carrying capacity. Our current fleet includes 12 vessels with an average age of 9.9 years, well below the industry average, and with a carrying capacity of 1.1 million tons. We have avoided the temptation of entering into new building contracts and we presently have no such exposure.

Our growth was achieved without compromising our leverage which remains at a relatively modest level for our industry. As of today, our cash reserves have grown to about $60 million and we expect them to continue growing given the high charter cover of our fleet at profitable rates. Furthermore, as announced, Star Bulk obtained covenant waivers from all of our lenders until February 2010 thereby enhancing our operational and financial flexibility.  I wish to clarify that our recent Shelf Registration, soon after the company became eligible, for up to $250 million, was not put in place out of financial necessity but rather, to serve as a flexibility instrument.

The experience of our management team tested in previous market downturns enabled us to deal with the challenges of the current market environment enhancing our fleet contract coverage and cash flow visibility. As of today, we have secured a total of $400 million in contracted revenue under time charters. 93% of our fleet operating days in 2009 and 66% in 2010 are covered by contracts, with several of them extending to 2012 and 2014. Overall, we seek to diversify our charter portfolio in terms of counterparties with no more than two vessels per charterer, and in terms of maturities with staggered time charter expiration dates minimizing our market exposure at any particular point of time.

Shipping is a vital link to the global economy and we are in this business for the long term. Today, the world is in a state of flux without clear visibility as to when the current turmoil will end. However, we believe that the developing economies particularly of China and India will remain the driving force for the dry bulk market for the foreseeable future. Even if their economies temporarily grow at a slower pace, urbanization and industrialization are irreversible trends and will necessitate continued infrastructure development which translates into demand for dry bulk shipping. The concerted efforts of governments around the world to inject liquidity in the financial markets and to implement economic stimulus programs mainly aimed at infrastructure development will ultimately produce results. Finally, due to the credit crunch, scrapping accelerates and the order book of new buildings is expected to shrink significantly due to cancellations and delays, thereby reducing fleet supply and helping to restore a healthier balance between supply and demand for ships.

We believe that with the strong foundation we built so far and with our rapid response to the shifting market conditions, Star Bulk is today properly positioned not only to weather the current storm but also to benefit from opportunities which are traditionally presented in periods of weak markets”.

George Syllantavos, Chief Financial Offer of Star Bulk commented:

“Star Bulk is today in a solid financial condition to deal with current market challenges and to take advantage of opportunities. Our senior debt at the end of December 2008 stood at approximately $296 million, today stands at approximately $284 million and the remaining principal debt repayments in 2009 are about $38 million. As of today, our cash reserves have grown to about $60 million.

We are pleased to have signed with all our lenders to receive waivers on certain covenants including minimum asset coverage covenants in our loan agreements. Under the terms of these agreements with our lenders, we suspended our cash dividends and our share repurchase program, actions which further reinforce our liquidity and balance sheet.

While we remain vigilant to safeguard our company from current market volatility, we also remain alert to opportunities. We believe that our modest leverage, strong liquidity, visible cash flows and high time charter overage, are significant competitive advantages especially in today’s market environment.”

Fleet Profile (As of March 16, 2009)

Vessel Name	Type	DWT	Year Built
Star Alpha	Capesize	175,075	1992
Star Beta	Capesize	174,691	1993
Star Sigma	Capesize	184,400	1991
Star Ypsilon	Capesize	150,940	1991
Star Gamma	Supramax	53,098	2002
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Zeta	Supramax	52,994	2003
Star Theta	Supramax	52,425	2003
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Cosmo	Supramax	52,247	2005
Grand Total	12	1,106,250

We commenced operations during the fourth quarter of 2007 (December 3, 2007) and therefore in certain  cases such as in EBITDA, we are unable to present a meaningful comparison of full year and/or fourth quarter of 2008 and 2007 results.

Fourth Quarter 2008 Results

For the quarter ended December 31, 2008, Voyage Revenues amounted to $72.8 million as compared to $3.6 million for the quarter ended December 31, 2007.  Operating Income amounted to $54.3 million for the quarter ended December 31, 2008 compared to operating loss amounted to $3.9 million for the quarter ended December 31, 2007.  Net Income for the fourth quarter of 2008 was $50.2 million representing $0.89 earnings per share calculated on 56,278,511 weighted average number of shares, basic and diluted as compared to $1.6 million representing $0.05 earnings per share calculated on 30,065,923 weighted average number of shares, basic and $0.04 earnings per share calculated on 36,817,616 weighted average number of shares, diluted, for the fourth quarter of 2007

The fourth quarter of 2008 Net Income figure includes:

•

Amortization of fair value of below/above market acquired time charters of $28.7 million, or $0.51 per basic and diluted share, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue.

•

Expenses of $1.3 million, or $0.02 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the vesting portion of a total of 1,255,000 unvested restricted common shares issued to directors and employees.

EBITDA for the fourth quarter of 2008 was $ 70.3 million.  Adjusted EBITDA for the same period excluding all the above items was $42.9 million.  Please refer to a reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities.

An average of 12.1 and 0.84 vessels were owned and operated during the fourth quarter of 2008 and 2007, respectively, earning an average Time Charter Equivalent, or TCE rate of $41,521 per day and $31,316 per day, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this release for further information regarding our calculation of TCE rate.

Year ended December 31, 2008 Results

For the year ended December 31, 2008, Voyage Revenues amounted to $238.9 million as compared to $3.6 million for the year ended December 31, 2007.  Operating Income amounted to $142.8 million for the year ended December 31, 2008 compared to operating loss amounted to $5.6 million for the year ended December 31, 2007.  Net Income for the year ended December 31, 2008 was $133.7 million representing $2.55 earnings per share calculated on 52,477,947 weighted average number of shares, basic and $2.46 earnings per share calculated on 54,280,472 weighted average number of shares, diluted as compared to $3.4 million representing $0.11 earnings per share calculated on 30,065,923 weighted average number of shares, basic and $0.09 earnings per share calculated on 36,817,616 weighted average number of shares, diluted, for the year ended December 31, 2007

The year ended December 31, 2008 Net Income figure includes:

•

Vessel impairment loss of $3.6 million, or $0.07 per basic and diluted share, in connection with the sale of the vessel Star Iota.

•

Amortization of fair value of below/above market acquired time charters of $80.5 million, or $1.53 and $1.48 per basic and diluted share, respectively, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue..

•

Expenses of $4.0 million, or $0.08 and $0.07 per basic and diluted share, respectively, relating to the amortization of stock based compensation recognized in connection with the vesting of a portion of a total of 1,255,000 restricted common shares issued to directors and employees.

Excluding all the above items for the year ended December 31, 2008, Net Income would have amounted to $60.8 million, or $1.16 earnings per share calculated on 52,477,947 weighted average number of shares, basic and $1.12 earnings per share calculated on 54,280,472 weighted average number of shares, diluted.

EBITDA for the year ended December 31, 2008 was $193.8 million.  Adjusted EBITDA for the same period excluding all the above items was $120.9 million.  Please refer to a reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities.

An average of 10.8 and 0.21 vessels were owned and operated during the year ended December 31, 2008 and 2007, respectively, earning an average TCE rate of $42,824 per day and $31,316 per day, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this release for further information regarding our calculation of TCE rate.

Share Buyback Program update

The Company, under the share and warrant repurchase program announced on January 24, 2008 has repurchased as of March 16, 2009 a total of 1,247,000 shares of common stock for $8.0 million (average of $6.4 per share) and a total of 1,362,500 warrants for $5.5 million (average of $4.02 per warrant).  During the fourth quarter, the Company has repurchased 495,000 shares of common stock for $1.7 million (average of $3.52 per share).

 The Company has paid an aggregate of $13.5 million for the repurchased securities leaving $36.5 million of repurchasing capacity in Star Bulk’s $50,000,000 share and warrant buyback program.  In February 2009 the Company agreed with its lenders to temporarily suspend its Share Buyback program, after obtaining waivers regarding certain clauses of its loans.

Summary of Selected Data

(TCE rate in Dollars)
	3 -months Ended	12-months Ended
	December 31, 2008	December 31, 2008
Average number of vessels(1)	12.1	10.8
Number of vessels	12	12
Average age of operational fleet (in years) (2)	9.7	9.7
Ownership days (3)	1,109	3,927
Available days (4)	1,087	3,716
Voyage days for fleet (5)	1,043	3,616
Fleet Utilization (6)	96%	97%
Time charter equivalent rate(7)	41,521	42,824
	3-months Ended	12-months Ended
	December 31, 2007	December 31, 2007
Average number of vessels(1)	0.84	0.21
Number of vessels	4	4
Average age of operational fleet (in years) (2)	8.0	8.0
Ownership days (3)	77	77
Available days (4)	77	77
Voyage days for fleet (5)	69	69
Fleet Utilization (6)	89%	89%
Time charter equivalent rate(7)	31,316	31,316

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at December 31, 2008.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(7) Represents the fleet-wide weighted average Time Charter Equivalent (TCE).  TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

EBITDA and adjusted EBITDA Reconciliation

Star Bulk Carriers Corp. considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position; it is used by our lenders as a measure of our compliance with certain loan covenants; and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters  associated with time charters attached to vessels acquired, the vessel impairment adjustment relating to the sale of Star Iota and expenses relating to the amortization of stock – based compensation recognized during the period to derive adjusted EBITDA.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(U.S. Dollars in thousands)	3- months Ended	12- months Ended
	December 31, 2008	December 31, 2008

Net cash provided by operating activities	27,055	110,747
Net increase in current assets	9,381	11,881
Net decrease/(increase) in current liabilities, excluding current portion of long term debt	2,249	(10,705)
Amortization of fair value of above/below market acquired time charter agreements	28,722	80,533
Amortization of deferred finance fees	(87)	(234)
Vessel impairment loss	(21)	(3,646)
Change in fair value of derivatives	251	251
Stock based compensation	(1,328)	(3,986)
Other non-cash	(10)	(53)
Net Interest expense	4,086	9,052

EBITDA	70,298	193,840

Less:
Amortization of fair value of above/below market acquired time charter agreements	(28,722)	(80,533)
Plus:

Stock – based compensation	1,328	3,986
Vessel impairment loss	21	3,646
Adjusted EBITDA	42,925	120,939

Financial Statements

The Unaudited Consolidated Condensed Income Statements, Balance Sheets, and Cash Flow Statements include the accounts of Star Bulk Carriers Corp. and its wholly owned subsidiaries and of its predecessor Star Maritime Acquisition Corp.

Income Statements

The following are Star Bulk Carriers Corp.’s Unaudited Consolidated Condensed Income Statements for the three month periods and the years ended December 31, 2007 and 2008:

(Expressed in thousands of U.S. dollars except for share and per share data)	3-month period ended December 31, 2007	12-month period ended December 31, 2007	3-month period ended December 31, 2008	12-month period ended December 31, 2008
	Unaudited	Unaudited	Unaudited	Unaudited
REVENUES:
Voyage revenues	3,633	3,633	72,783	238,883

Voyage expenses	43	43	761	3,504
Vessel operating expenses	645	645	6,452	26,198
Drydocking expenses	-	-	652	7,881
Depreciation	743	745	16,011	51,050
Management fees	-	-	300	1,367
Vessel impairment loss	-	-	21	3,646
Gain on forward freight agreements	-	-	(251)	(251)
Time charter agreement termination fees	-	-	(9,711)	(9,711)
General and administrative expenses	6,050	7,756	4,298	12,424
Operating (loss) income	(3,848)	(5,556)	54,250	142,775

Interest and finance costs	(45)	(45)	(4,379)	(10,238)
Interest income	5,518	9,021	293	1,186
Other			37	15
Total other income (expenses), net	5,473	8,976	(4,049)	(9,037)

Income tax	(9)	(9)	-	-

Net income	1,616	3,411	50,201	133,738

Earnings per share, basic	0.05	0.11	0.89	2.55
Earnings per share, diluted	0.04	0.09	0.89	2.46

Weighted average number of shares outstanding, basic	30,065,923	30,065,923	56,278,511	52,477,947
Weighted average number of shares outstanding, diluted	36,817,616	36,817,616	56,278,511	54,280,472

Balance Sheet

The following are Star Bulk Carriers Corp.’s Unaudited Consolidated Condensed Balance Sheets as at December 31, 2007 and 2008:

(Expressed in thousands of U.S. dollars except for share and per share data)
	December 31, 2007	December 31, 2008
ASSETS
Current Assets
Cash and cash equivalents	18,985	29,475
Restricted cash	-	2,486
Trade accounts receivable, net	-	3,379
Inventories	598	1,276
Prepaid expenses and other receivables	299	3,194
Due from related party	-	465
Due from Managers	-	1,747
Financial instruments	-	251
Total Current Assets	19,882	42,273

Fixed Assets
Advances for vessels to be acquired	118,242	-
Vessels and other fixed assets, net	262,946	821,284
Total Fixed Assets	381,188	821,284

OTHER NON-CURRENT ASSETS
Deferred finance charges	600	1,391
Due from Managers	120	270
Fair value of above market acquired time charter	1,952	14,148
Restricted cash	-	12,010
TOTAL ASSETS	403,742	891,376

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term loan	-	49,250
Accounts payable	168	1,031
Due to related party	480	156
Accrued liabilities	1,493	3,296
Deferred revenue	916	3,554
Total Current Liabilities	3,057	57,287

NON-CURRENT LIABILITIES
Long term debt	-	247,250
Fair value of below market acquired time charter	25,307	21,574
Deferred revenue	-	5,072
Other non-current liability	-	53
Total Non-current Liabilities	25,307	273,949

Stockholders' Equity
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2007 and 2008, respectively	-	-
Common Stock, 100,000,000 shares authorized at December 31, 2007 and 2008; 42,516,433 and 58,412,402 shares issued and outstanding at December 31, 2007 and 2008, respectively	425	584
Additional paid-in capital	368,454	479,592
Retained earnings	6,499	79,964
Total Stockholders' Equity	375,378	560,140
Total Liabilities and Stockholders’ Equity	403,742	891,376

Cash flow Statements

The following are Star Bulk Carriers Corp.’s Unaudited Consolidated Condensed Cash Flow Statements for the years ended December 31, 2007 and 2008:

(Expressed in thousands of U.S. dollars)	12-months period ended December 31, 2007	12-months period ended December 31, 2008

Cash Flows from Operating Activities:
Net income	3,411	133,738
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	745	51,050
Amortization of fair value of above market acquired time charter	28	2,221
Amortization of fair value of below market acquired time charter	(1,465)	(82,754)
Amortization of deferred finance charges		234
Vessel impairment loss		3,646
Stock – based compensation	184	3,986
Change in fair value of forward freight agreements		(251)
Other non cash charges		53
Deferred interest	(2,163)	-
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Value of trust account	(1,179)	-
Restricted cash by forward freight agreements	-	(2,486)
Accounts receivable	-	(3,379)
Inventories	(598)	(678)
Prepaid expenses and other receivables	(68)	(2,976)
Due from related party	-	(465)
Due from managers	(120)	(1,897)
Other assets
Increase/(Decrease) in:
Accounts payable	(31)	864
Due to related party	480	(324)
Accrued liabilities	437	2,455
Income taxes payable	(207)	-
Deferred revenue	916	7,710
Net Cash provided by Operating Activities	370	110,747
Cash Flows from Investing Activities:
Cash disbursements from trust account	194,094	-
Advances for vessels to be acquired	(83,444)	-
Additions to vessel cost and other fixed assets	(95,707)	(413,457)
Cash paid for above market acquired time charter	(1,980)	(14,417)
Cash proceeds from vessel disposal	-	16,579
Increase in restricted cash	-	(12,010)
Net cash provided by/(used in) Investing Activities	12,963	(423,305)
Cash Flows from Financing Activities:
Proceeds of bank loan borrowings	-	317,500
Loan repayment	-	(21,000)
Proceeds from exercise of warrants	7,534	94,236
Deferred underwriting fees paid	(4,000)	-
Repurchase of shares and warrants	-	(13,449)
Financing fees paid	-	(1,625)
Cash dividend	-	(52,614)
Net cash provided by Financing Activities	3,534	323,048
Net increase in cash and cash equivalents	16,867	10,490
Cash and cash equivalents at beginning of year	2,118	18,985
Cash and cash equivalents at end of the year	18,985	29,475

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote “Star Bulk”.

A replay of the conference call will be available until March 24, 2008. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number (+44) (0) 1452 55 00 00 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols “SBLK” and “SBLKW” respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers.  The total fleet consists of four Capesize, and eight Supramax dry bulk vessels with an average age of approximately 9.9 years and a combined cargo carrying capacity of 1,106,250 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk’s future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “should,” “may,” or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk’s examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk’s results to differ materially from those described in the forward-looking statements can be found in Star Bulk’s Registration Statement on Form F-1/F-4, Annual Report on Form 20-F for the year ended December 31, 2007, in Registration Statement on Form F-3 filled in September 2008 and its amendments, in Registration Statement on Form F-3 filled in January 2009 and its amendments, and reports on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Company:
George Syllantavos

CFO

Star Bulk Carriers Corp.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: March 16, 2009	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President